Exhibt 99.3

CONSENT OF QUALIFIED PERSON

Maria Elena Vazquez Jaimes

Geological Database Manager

First Majestic Silver Corp.

925 West Georgia Street, Suite 1805

Vancouver, BC, Canada, V6C 3L2

Tel: +1 (604) 639-8816

maria@firstmajestic.com

I, Maria Elena Vazquez Jaimes, P.Geo., consent to the public filing by First Majestic Silver Corp. of the technical report titled “Technical Report for the La Encantada Silver Mine, Ocampo, Coahuila, Mexico” dated December 31, 2015 (the “Technical Report”).

I consent to any extracts from or a summary of the Technical Report in First Majestic Silver Corp.’s Annual Information Form for the year ended December 31, 2015 dated March 30, 2016 (the AIF) and in the news release titled “Announces Updated La Encantada NI 43-101 Technical Report” dated March, 28, 2016 (the News Release).

I certify that I have read the AIF and the News Release and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this March 28, 2016

“signed & sealed”

Maria Elena Vazquez, P.Geo.